December 31, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attn: Madeleine Joy Mateo

Re:	Oportun Financial Corporation
Registration Statement on Form S-3
File No. 333-283989
Filed on December 20, 2024

Acceleration Request

	Requested Date:	January 3, 2025
	Requested Time:	4:00 p.m. Eastern Time, or as soon thereafter as practicable
Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Oportun Financial Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-283989) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Amanda Urquiza at (650) 849-3032.

Sincerely,

Oportun Financial Corporation

By:	/s/ Jonathan Coblentz
Jonathan Coblentz
Chief Financial Officer

cc:	Kathleen Layton
Pamela Lujan
Oportun Financial Corporation

Robert Day
Amanda Urquiza
Wilson Sonsini Goodrich & Rosati, P.C.